Exhibit 12.1

Providence Service Corporation

Ratio of Earnings to Fixed Charges

	For the Years
	Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands, except ratios)
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for loss from equity investee	$2,144	$(1,868)	$19,730	$32,007	$8,640
Add: Fixed charges	14,447	12,818	12,330	24,141	43,668
Less: Noncontrolling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges	-	-	-	-	(502)
Earnings	$16,591	$10,950	$32,060	$56,148	$52,810
Fixed charges:
Interest expense	$10,199	$7,636	$7,032	$13,328	$16,832
Interest element of rentals	4,248	5,182	5,298	10,813	22,901
Preferred dividend	-	-	-	-	3,935
Fixed charges	$14,447	$12,818	$12,330	$24,141	$43,668
Ratio of earnings to fixed charges	1.15	0.85	2.60	2.33	1.21